UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             Banner Aerospace, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   066 525 106
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 30, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                      Page 1 of 10 Pages

                                 SCHEDULE 13D


CUSIP NO.  066 525 106                           PAGE  2  OF  10 PAGES
         -------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.J. Cramer & Co.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY



4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   7     SOLE VOTING POWER

    NUMBER OF                  1,954,900
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         -0-

      9            SOLE DISPOSITIVE POWER

                         1,954,900

      10           SHARED DISPOSITIVE POWER

                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,954,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14    TYPE OF REPORTING PERSON

            CO
----- ------------
                                 SCHEDULE 13D


CUSIP NO. 066 525 106                            PAGE  3   OF  10 PAGES
          ---------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James J. Cramer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY



4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]



6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                   7     SOLE VOTING POWER

    NUMBER OF                  -0-
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         1,954,900

      9            SOLE DISPOSITIVE POWER

                         -0-

      10           SHARED DISPOSITIVE POWER

                         1,954,900

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,954,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14    TYPE OF REPORTING PERSON

            IN
----- ------------
                                 SCHEDULE 13D


CUSIP NO. 066 525 106                            PAGE   4    OF  10  PAGES
         ------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Karen L. Cramer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY



4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                   7     SOLE VOTING POWER

    NUMBER OF                  -0-
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         1,954,900

      9            SOLE DISPOSITIVE POWER

                         -0-

      10           SHARED DISPOSITIVE POWER

                         1,954,900

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,954,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14    TYPE OF REPORTING PERSON

            IN
----- ------------
                                 SCHEDULE 13D


CUSIP NO. 066 525 106                            PAGE   5    OF  10  PAGES
-------------------------------                  -------------------------------




1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cramer Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY



4     SOURCE OF FUNDS

            PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   7     SOLE VOTING POWER
    NUMBER OF
      SHARES                   1,954,900
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         -0-

      9            SOLE DISPOSITIVE POWER

                         1,954,900

      10           SHARED DISPOSITIVE POWER

                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,954,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14    TYPE OF REPORTING PERSON

            PN
----- ------------

                                 SCHEDULE 13D


CUSIP NO. 066 525 106                            PAGE   6    OF  10  PAGES
-------------------------------                  -------------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY



4      SOURCE OF FUNDS

             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                   7     SOLE VOTING POWER

    NUMBER OF                  1,954,900
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

       8           SHARED VOTING POWER

                         -0-

       9           SOLE DISPOSITIVE POWER

                         1,954,900

       10          SHARED DISPOSITIVE POWER

                         -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,954,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.4%

14     TYPE OF REPORTING PERSON

             CO
------ -----------

CUSIP NO. 066 525 106                          PAGE  7  OF  10 PAGES




ITEM 1.    SECURITY AND ISSUER.

           The undersigned hereby amends the statement on Schedule 13D, dated June 20, 1996, as amended by Amendment No. 1, dated July 16, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $1.00 per share of Banner Aerospace, Inc., a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:
           Of the 1,954,900 Shares held by the Reporting Persons, 1,954,900 Shares were purchased with the personal funds of the Partnership in the aggregate amount of $13,226,877.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

           (a) This statement on Schedule 13D relates to 1,954,900 Shares beneficially owned by the Reporting Persons, which constitute approximately 8.4% of the issued and outstanding Shares.

           (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,954,900 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 1,954,900 Shares.

           (c) Within the past 60 days, the Reporting Persons purchased Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases were made on the open market.

CUSIP NO. 066 525 106                          PAGE  8  OF  10 PAGES



ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

           Item 6 of the Statement is amended by deleting on the second line the number "1,672,600" and replacing it with the number "1,954,900."

CUSIP NO. 066 525 106                          PAGE  9  OF  10 PAGES




                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 3, 1997


                                    J.J. CRAMER & CO.

                                    By:  /s/ James J. Cramer
                                       ------------------------------
                                        Name: James J. Cramer
                                        Title: President



                                     /s/ James J. Cramer
                                    ---------------------------------
                                    James J. Cramer


                                     /s/ Karen L. Cramer
                                    ---------------------------------
                                    Karen L. Cramer

                                    CRAMER PARTNERS, L.P.


                                    By:   CRAMER CAPITAL CORPORATION,
                                          its general partner


                                    By: /s/ James J. Cramer
                                       ------------------------------
                                         Name:  James J. Cramer
                                         Title:   President

                                     CRAMER CAPITAL CORPORATION

                                       By: /s/ James J. Cramer
                                       ------------------------------
                                         Name:  James J. Cramer
                                         Title:   President

CUSIP NO. 066 525 106                          PAGE  10  OF  10 PAGES


                                    EXHIBIT B

                          Transactions in Common Stock
                                 of The Company


        Cramer Partners, L.P.
        ---------------------
             Trade Date          No. of Shares     Cost (Sales   Sale/
             ----------          -------------     -----------   -----
                                                   Price) Per  Purchase
                                                   ----------  --------
                                                      Share
                                                      -----
        10/30/96                     10,000           8.25         P
        11/8/96                      22,200           8.125        P
        11/8/96                      3,600            8.125        P
        12/3/96                      75,000           8.375        S
        12/11/96                     60,800           8.024        P
        12/13/96                     25,000           8.125        P
        12/16/96                     25,000           8.00         P
        12/17/96                     25,000           8.00         P
        12/18/96                     9,000            7.972        P
        12/20/96                     2,800            8.00         P
        12/24/96                     13,000           8.00         P
        12/30/96                     12,300           8.25         P
        12/31/96                     30,000           8.625        P